Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-4 of Ferrellgas, L.P. and Ferrellgas Finance Corp. of our report dated May 29, 2015, with respect to the consolidated balance sheets of Bridger Logistics, LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, incorporated by reference herein, which report appears in the Current Report on Form 8-K of Ferrellgas, L.P. and Ferrellgas Finance Corp. dated June 1, 2015, and to the reference of our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP
Dallas, Texas
May 31, 2016